FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2008

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... ✓ ....     Form 40-F ........

Registrant’s Press Release dated September 3, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/ Donna Gershowitz

Donna Gershowitz
General Counsel & Corporate Secretary

Dated: September 3, 2008

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES SPECIAL GENERAL MEETING OF

SHAREHOLDERS ON OCTOBER 12, 2008

Tel Aviv, September 3, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will hold a Special General Meeting of Shareholders at 3:00 pm, Israel time, on October 12, 2008, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

At the shareholders meeting, the shareholders will be asked to:

(1)	elect Mr. Gad Arbel an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company; and

(2)	approve payment of an annual bonus for 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich.

     Shareholders of record at the close of business on September 8, 2008 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to mail a detailed notice and proxy statement to its shareholders on or about September 11, 2008 at which time the detailed notice and proxy statement will also be made available at no charge on the U.S. Security and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.